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SEC FILE NUMBER
8-13967

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 01 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NDB Capital Markets, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Exchange Place Centre
(No. and Street)

Jersey City	NJ	07302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cliff Goldstein 212-602-1657
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — *if individual, state last, first, middle name*)

757 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

BB 3/19

OATH OR AFFIRMATION

I, Cliff Goldstein swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NDB Capital Market, LP, as of 12/31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

ELEANOR CAVA
Notary Public, State of New York
No. 01CA5021937
Qualified in Richmond County
Commission Expires December 27, 2005

[signature]
Signature

Financial and Operations Principal
Title

[signature]
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

NDB CAPITAL MARKETS, L.P.

Statement of Financial Condition

December 31, 2001

(With Independent Auditors' Report Thereon)

KPMG

345 Park Avenue
New York, NY 10154

RECEIVED
MAR 01 2002
143

Independent Auditors' Report

To the Partners of
NDB Capital Markets L.P.:

We have audited the accompanying statement of financial condition of NDB Capital Markets L.P. (the Company) as of December 31, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of NDB Capital Markets L.P. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

January 31, 2002

NDB CAPITAL MARKETS, L.P.

Statement of Financial Condition

December 31, 2001

Assets

Cash	$	102,450,486
Receivable from clearing broker (note 5)		28,791,720
Securities owned, at market value		69,699,756
Securities not readily marketable, at fair value		10,340,755
Furniture, fixtures, equipment, computer software and leasehold improvements, net of accumulated depreciation and amortization of $17,749,498		13,104,547
Other assets		529,834
Total assets	$	224,917,098

Liabilities and Partners' Capital

Liabilities		
Securities sold, but not yet purchased, at market value	$	19,375,189
Accrued compensation, accounts payable and accrued expenses (note 3)		25,165,672
Commissions payable		10,444,755
Payable to Parent and affiliates (note 5)		24,806,283
Total liabilities		79,791,899
Commitments and contingencies		
Partners' capital		145,125,199
Total liabilities and partners' capital	$	224,917,098

See accompanying notes to statement of financial condition.

NDB CAPITAL MARKETS, L.P.

Notes to Statement of Financial Condition

December 31, 2001

(1) Organization and Business

NDB Capital Markets, L.P. (the Company) is a limited partnership formed in the state of Delaware in July 2000. The Company has two partners, NDB Capital Markets Corporation (the GP), the general partner, and NDBCM California Corporation (California Corp.), the limited partner which is a wholly owned subsidiary of the GP. The GP is a wholly owned subsidiary of National Discount Brokers Group, Inc. (the Parent). The Parent is wholly owned by DB U.S. Financial Market Holding Corporation (DBUSH), a subsidiary of Deutsche Bank Americas Holding Corp (DBAH) and Taunus Corporation, which are an indirect and direct subsidiary respectively, of Deutsche Bank AG (the Bank), a German corporation.

The Company is a market maker in equity securities traded on the Nasdaq stock market and over-the-counter bulletin board. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

(2) Summary of Significant Accounting Policies

The preparation of the statement of financial condition in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

As previously noted, the Company is an indirect subsidiary of the Bank, which provides a broad range of financial products and services through a structure of subsidiaries, branches and affiliated entities to its clients worldwide.

In the normal course of business, the Company's operations may include significant transactions conducted with affiliated entities. Such transactions are governed by contractual agreements between the Company and its affiliates.

The accompanying statement of financial condition has been prepared from separate records maintained by the Company, and may not necessarily be indicative of the financial condition which would have existed if the Company had been operated as an unaffiliated entity.

Certain reclassifications of period ended December 31, 2000 amounts have been made for consistency with the current year's presentation.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Securities Transactions

Securities transactions are recorded on a trade-date basis. Securities owned and securities sold, but not yet purchased, are generally carried at market value. Securities owned and securities sold, but not yet purchased, consist solely of corporate equities.

Securities Not Readily Marketable

Securities not readily marketable consist solely of corporate equities and are held at estimated fair value as determined by management.

Other Financial Instruments

Management estimates that the fair values of other financial instruments recognized on the statement of financial condition are approximated by their carrying values, as such financial instruments are short term in nature, bear interest at current market rates or are subject to frequent repricing.

Furniture, Fixtures, Equipment, Computer Software and Leasehold Improvements

Depreciation on furniture, fixtures, equipment and computer software is provided on the straight-line method over their estimated useful lives of 2.5 to 5 years. Amortization of leasehold improvements is provided on the straight-line method over the terms of the leases or the estimated useful lives of the improvements, whichever is less.

(3) Restructuring Charges

In December 2001, the Company recorded a restructuring charge of $4,250,551 in connection with the Company's ongoing business restructuring activities. The resulting restructuring reserve is reflected in the statement of financial condition within the caption accrued compensation, accounts payable and accrued expenses.

(4) Net Capital and Customer Reserve Requirements

The Company is subject-to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company computes its net capital requirement pursuant to the alternative method which requires that the Company maintain minimum net capital equal to the greater of $1,000,000 or 2% of aggregate debit items arising from customer transactions. Although net capital and aggregate debit items change from day-to-day, at December 31, 2001, the Company had net capital of $87,379,235 which was $86,379,235 in excess of required net capital of $1,000,000.

The Company qualifies for the exemptive provisions for the computation for determination of reserve requirements for broker-dealers under subparagraph (k)(2)(ii) of the SEC Rule 15c3-3.

(5) Transactions with Related Parties

In addition to related party transactions disclosed elsewhere in the statement of financial condition or footnotes:

Beginning May 2001, the Company's firm securities transactions are cleared through Deutsche Banc Alex. Brown Inc. (DBAB), a wholly owned subsidiary of DBUSH.

As of December 31, 2001, the Company has a loan due to an affiliate of $21,800,000, included in payable to Parent and Affiliates in the statement of financial condition. The proceeds of this loan were remitted to DBAB on the Company's behalf in order to fund the Company's net trading securities position and are included in receivable from clearing broker.

(Continued)

(6) Commitments

The Company has noncancelable operating leases for the rental of office space at various locations expiring at various dates through 2007. All leases are subject to escalation for increases in taxes, fuel and other costs.

Commitments for minimum lease payments under noncancelable operating leases as of December 31, 2001 are as follows:

Fiscal year ending December 31:		
2002	$	1,833,000
2003		1,835,000
2004		1,848,000
2005		1,796,000
2006		1,796,000
Thereafter		158,000
	$	9,266,000

In addition to the above lease commitments, the Company occupied space in several offices, the leases of which are in the name of the Parent but for which there are no sublease agreements. The remainder of each of the spaces was occupied by an affiliate.

(7) Contingencies

In connection with its business, the Company may be named as a defendant in lawsuits and arbitration proceedings and may be involved in investigations that relate to, among other things, possible violations of Federal and State securities laws and regulations, and other laws. The ultimate outcome of legal proceedings and claims may not be determined, and the results of legal proceedings and claims cannot be predicted with certainty. It is the opinion of management, after consultation with outside legal counsel, that the ultimate outcome of these legal proceedings to which the Company is subject will not have a material adverse impact on the financial condition of the Company. There can be no assurance that these legal proceedings or claims will not have a material adverse effect on the Company's financial condition, in any future period.

(8) Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company clears securities transactions through an affiliated clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and its clearing broker, the clearing broker has the right to recover losses resulting from a counter party's failure to fulfill its contractual obligations. The Company seeks to control the risk associated with its customer activities by making credit inquiries when establishing customer relationships and by monitoring customer trading activity.

Credit exposure also may result in the event that the Company's clearing broker is unable to fulfill its contractual obligations. The subsequent settlement of open positions at December 31, 2001 had no material adverse effect on the financial position of the Company.

(Continued)

During the normal course of business, the Company may sell securities which have not yet been purchased, which represent obligations of the Company to deliver the specified security at a later date, thereby creating a liability to purchase the security in the market at prevailing prices. Such transactions result in off-balance sheet market risk as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased, may exceed the amount recorded on the statement of financial condition. The Company seeks to control such market risk through the use of internal monitoring guidelines.

Securities owned and securities sold, but not yet purchased, on the statement of financial condition are held at one major clearing broker. Receivable from clearing broker includes an amount due from the Company's former clearing broker.

The Company does not engage in any derivative activities.

345 Park Avenue
New York, NY 10154

Report of Independent Accountants' on Internal Control Required by SEC Rule 17a-5

To the Partners
NDB Capital Markets, L.P.:

In planning and performing our audit of the statement of financial condition of NDB Capital Markets, L.P. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the statement of financial condition and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the statement of financial condition being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners of the Company, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 31, 2002